

Carsten Winsnes

Strive - wearstrive.com

Greater Seattle Area

Message  ····

 **Strive Tech**

 **Worcester Polytechnic Institute**

 **See contact info**

 **440 connections**

Activity

439 followers

A good article explaining what we have been working on.. https://lnkd.in/gtaSxfm #athletictraining #athleticperformance

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Experience



Co Founder & COO

Strive Tech

Mar 2017 – Present · 1 yr 7 mos

Greater Seattle Area

Empowering Human Potential @ Strive

Software Engineer

C-SATS

Jul 2015 – Feb 2017 · 1 yr 8 mos



Co Founder

Savvy Inc

Sep 2014 – Jan 2015 · 5 mos

Seattle

Developing a real-time, mobile ordering system for carryout and in-dining restaurants.



US - Director of Operations

Neos-SDI

May 2012 – Aug 2014 · 2 yrs 4 mos

Greater Seattle Area

Neos-SDI is a global business and technology consulting firm that leads organizations toward innovative growth faster through the identification, application and support of inspired technology solutions.

 **Principal**
ProperSync
Aug 2010 – May 2012 · 1 yr 10 mos

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Education

 **Worcester Polytechnic Institute**
Bachelor of Science, Computer Science
2002 – 2006

Skills & Endorsements

SharePoint · 27

Endorsed by **Richard Harbridge and 8 others** who are highly skilled at this

Endorsed by **3 of Carsten's colleagues at Neos-SDI**

Microsoft Office Sharepoint Server · 22

Justin Wu - Not Giving ETH and 21 connections have given endorsements for this skill

.NET · 10

Justin Wu - Not Giving ETH and 9 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (1)

 **Andrew Richter**
Gameplay Programmer at Insomniac Games
February 28, 2010, Andrew reported directly to Carsten

Carsten was an excellent manager who articulated project requirements well while allowing the business objectives to be completed at the developers' discretion.